盛德律師事務所

SIDLEY AUSTIN BROWN & WOOD

39TH FLOOR
TWO INTERNATIONAL FINANCE CENTER
8 FINANCE STREET
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

LOS ANGELES
NEW YORK
SAN FRANCISCO
SHANGHAI
SINGAPORE
TOKYO
WASHINGTON, D.C

WRITER'S DIRECT NUMBER
(852) 2509-7886

WRITER'S E-MAIL ADDRESS
carrie.li@sidley.com

05012184

Our Ref: 22277-00002

October 27, 2005

SEC MAIL RECEIVED PROCESSING
OCT 28 2005
WASH., D.C. 199 SECTION

SUPPL

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
United States of America

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find copies of two announcements and a press release which COSL is required to furnish to the Securities and Exchange Commission pursuant to this exemption. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Carrie Jieyi Li

PROCESSED
NOV 01 2005
THOMSON FINANCIAL

11/1

File No.: 82-34696

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 12g3-2(b) of
The Securities Exchange Act of 1934

China Oilfield Services Limited
(Translation of registrant's name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong

October 27, 2005

File No.: 82-34696

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(Incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock code: 2883)

Results of Extraordinary General Meeting

China Oilfield Services Limited ("COSL" or the "Company") held its extraordinary general meeting ("EGM") on 26 October 2005 (Wednesday) at the Conference Room 403, CNOOC Plaza, No. 6, Dongzhimenwai Xiaojie, Beijing, China.

Agenda of the EGM

The agenda for the EGM is as follow:

(i) Consider and approve the proposed distribution of the 2005 special interim dividend by an ordinary resolution.

Attendance at the EGM

Shareholders of domestic shares or their proxies who represented a total of 2,460,468,000 domestic shares attended the EGM. Shareholders of H shares who represented 574,801,925 H shares, appointed the Chairman of the EGM to vote in the EGM. Shareholders or their proxies in presence represented more than 50% of the total issued shares of the Company. The number of shares entitling the holders to attend and vote for or against all resolutions at the EGM totalled 3,995,320,000 shares. There were no shares entitling the holders to attend and vote only against all resolutions at the EGM.

The EGM was chaired by Mr. Wu Mengfei, Executive Director of the Company. Jun He Law Offices was authorized by the Computershare Hong Kong Investor Services Limited as the scrutineer and was responsible for the written vote counting.

Results of the EGM

All shareholders of the company are entitled to vote for or against the ordinary resolution. The proposed distribution of 2005 special interim dividend 2005 was approved by an ordinary resolution by the shareholders of the Company present or by proxy at the EGM by way of poll. Upon discussion and voting in the EGM, the resolution of distributing the special interim dividend was approved with affirmative votes amounted to 3,035,269,925 shares and 0 objective votes.

Distribution of 2005 special interim dividend

The total amount of the 2005 special interim dividend payment is RMB55,534,948. The dividend is RMB1.39 CENT per share (tax inclusive).

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 26 October 2005

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive director is Mr. Fu Chengyu; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China as a joint stock limited liability company)

(Stock Code: 2883)

Announcement

COSL hereby announces the unaudited key operational statistics of the Company for the 9 months ended 30 September 2005. The comparative statistics for the corresponding period of 2004 are also disclosed in this announcement.

China Oilfield Services Limited ("COSL" or the "Company") is pleased to announce unaudited key operational statistics for the 9 months ended 30 September 2005, together with the comparative statistics for the same period of 2004, as follows:

Drilling Activities	As at 30 September 2005	As at 30 September 2004	Change (%)
Wells Drilled (no. of wells)	**171**	**182**	**-6%**
Exploration wells	40	47	-15%
Development wells	131	135	-3%
Operating Days (days)	**3,481**	**3,451**	**1%**
Jack-up Rigs	2,812	2,666	5%
Semi-submersibles	669	785	-15%
Utilization Rate	**98.6%**	**100%**	
Jack-up Rigs	99.5%	100%	
Semi-submersibles	95.2%	100%	
Well workover (day•team)	**6,233**	**5,253**	**19%**

Well Services	As at 30 September 2005	As at 30 September 2004	Change (%)
Logging (no. of jobs)	502	464	8%
Drilling Fluids (no. of wells)	267	237	13%
Directional Drilling (no. of jobs)	141	142	-1%
Cementing (no. of wells)	179	186	-4%
Well completion (no. of jobs)	883	781	13%

Marine Support and Transportation Services	As at 30 September 2005	As at 30 September 2004	Change (%)
Operating Days (Day)	**17,293**	**16,043**	**8%**
Standby Vessels	9,845	8,326	18%
AHTS Vessels	4,785	4,741	1%
PSV Vessels	1,719	1,886	-9%
Utility Vessels	945	1090	-13%
Vessel Utilization Rate	**98.4%**	**99.1%**	
Standby Vessels	99.2%	98.5%	
AHTS Vessels	99.0%	99.7%	
PSV Vessels	99.5%	99.8%	
Utility Vessels	86.8%	99.5%	

Geophysical Services	As at 30 September 2005	As at 30 September 2004	Change (%)
2D Seismic Data			
Data Collection (km)	31,991	35,637	-10%
Data Processing (km)	8,279	16,889	-51%
3D Seismic Data			
Data Collection (km^2)	3,248	2,681	21%
Data Processing (km^2)	794	1,970	-60%

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Hong Kong, 26 October 2005

As at the date of this announcement, the executive directors of the Company are Mr. Yuan Guangyu and Mr. Wu Mengfei; the non-executive director is Mr. Fu Chengyu; and the independent non-executive directors are Mr. Gordon Che Keung Kwong, Mr. Andrew Y. Yan and Mr. Simon X. Jiang.

Please also refer to the published version of this announcement in The Standard.

COSL Obtains Shareholders's Approval For Distribution of Special Interim Dividend

[October 26, 2005 – Hong Kong] – China Oilfield Services Limited ("COSL" or "The Company", stock code: 2883), the leading integrated oilfield services provider in the offshore China market, announced that shareholders' approval for distribution of a special interim dividend was obtained at the extraordinary general meeting ("EGM") held today in Beijing.

Shareholders of domestic shares or their proxies who represented a total of 2,460,468,000 domestic shares attended the EGM. Shareholders of H shares who represented 574,801,925 H shares, appointed the Chairman of the EGM to vote in the EGM. Shareholders or their proxies in presence represented more than 50% of the total issued shares, 3,995,320,000 shares, of the Company. The EGM was chaired by Mr. Wu Mengfei, Executive Director of the Company. Jun Je Law Office was authorized by the Computershare Hong Kong Investor Services Limited as the scrutinner and was responsible for the written vote counting. The shareholders or their proxies considered and voted by poll. The following ordinary resolution was approved with affirmative votes amounted to 3,035,269,925 shares and 0 objective votes during the EGM:

The special dividend per share is RMB1.39 cent (tax inclusive), and the total amount of dividend payment is RMB 55,534,948.

- End -

Background Information about the Company

China Oilfield Services Limited ("COSL", stock code: 2883) is the leading integrated oilfield services provider in the offshore China market. Its services cover each phase of offshore oil and gas exploration, development and production. Its four business segments are drilling activities, well services, marine support and transportation services and geophysical services. COSL has been listed on the Main Board of the Hong Kong Stock Exchange since November 20, 2002. Since March 26, 2004, COSL's stocks can be traded by means of American Depositary Receipts at OTC (over-the-counter) market in the United States. The ticker symbol is CHOLY.

As at 30 June 2005, COSL operates 14 drilling rigs, including 10 jack-ups and 3 semi-submersibles while operating one leased jack-up rig. In addition, COSL owns and operates the largest and most diverse fleets offshore China, including 68 vessels and 5 oil tankers, 6 seismic vessels, and 4 geotech survey vessels. It also has large arrays of modern facilities and equipment for logging, drilling fluids, directional drilling, cementing, well completion and other well work-over services.

Majority of COSL's business is conducted in offshore China and other regions of the world such as North and South America, the Middle East, offshore Africa and offshore Europe. COSL and its employees worldwide are dedicated to providing premier quality services, while adhering to the highest health, safety and environmental standards. COSL has obtained the ISO 9000 and ISM (International Safety Management) certifications. COSL also plans to obtain certifications under the ISO 14000 environmental management standard as well as the OSHA 18000 occupational health and safety standards.

For further enquires, please contact:
Mr. Chen Weidong
Tel: 86-10-84521686
Email: chenwd@cnooc.com.cn

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